UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F
Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information
1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):
[   ] Merger
[X] Liquidation
[   ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)
[   ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)
2.	Name of fund:
Wright Managed IncomeTrust ("Trust")
3.	Securities and Exchange Commission File No.:
811- 03668
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[  ] Initial Application  [X] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
177 West Putnam Avenue
 Greenwich, Connecticut 06830-5203
6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Gino Malaspina, Esq.
Atlantic Fund Administration, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101
 (207) 347-2075
7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3 Ia-l, .3 1a-2]:

Wright Investors' Service, Inc.,
177 West Putnam Avenue
 Greenwich, CT 06830-5203
203-783-4400
As the Trust's investment adviser and administrator, Wright Investors' Service, Inc. is responsible for maintaining records with respect to purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.
Atlantic Fund Administration, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101
 207- 347-2075
As the Trust's sub-administrator and transfer agent, Atlantic is responsible for maintaining the Trust's Amended and Restated Declaration of Trust, By-laws and minute books, certain fund accounting records and share transaction and other shareholder records.
Wright Investors' Service Distributors, Inc.
177 West Putnam Avenue
Greenwich, CT 06830-5203
203-783-4400
As the Trust's principal underwriter, Wright Investors' Service Distributors, Inc. is responsible for maintaining records relating to the Fund's Rule 12b-1 plan.
Union Bank of California, N.A.
350 California Street, San Francisco, CA 94101
415-705-7200
As the Trust's custodian, Union Bank is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.
NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.
8.	Classification of fund (check only one):
[X] Management company; [  ] Unit investment trust; or [  ] Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
[X] Open-end [  ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Massachusetts
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
Wright Investors' Service, Inc.,
177 West Putnam Avenue
Greenwich, CT 06830-5203
203-783-4400
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
Wright Investors' Service Distributors, Inc.
177 West Putnam Avenue
Greenwich, CT 06830-5203
203-783-4400
13.	If the fund is a unit investment trust ("UIT") provide:
(a) Depositor's name(s) and addressees): N/A
(b) Trustee's name(s) and address(es):  N/A
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[  ] Yes [X] No
If Yes, for each UIT state: N/A
Name(s):
File No.:
Business Address:
15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [  ] No
If Yes, state the date on which the board vote took place:
April 2, 2018
If No, explain: N/A
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[  ] Yes [X] No
If Yes, state the date on which the shareholder vote took place: N/A
If No, explain:
The Trust's Amended and Restated Declaration of Trust permits termination of a series and the Trust by the Trust's Board of Trustees without the need for shareholder approval. The Board of Trustees approved a Plan of Liquidation and Dissolution of the Trust and its series ("Fund"), based on recommendations from the Trust's investment adviser that it was in the best interests of the Trust to terminate its series, provide for liquidating distributions to shareholders and de-register the Trust as an investment company.
II. Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X] Yes [  ] No
(a) If Yes, list the date(s) on which the fund made those distributions:
May 1, 2018
(b) Were the distributions made on the basis of net assets?
[X] Yes [  ] No
(c) Were the distributions made pro rata based on share ownership?
[X] Yes [  ] No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A
(e)	Liquidations only:
Were any distributions to shareholders made in kind?
[  ] Yes [X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A
17.	Closed-end funds only: N/A
Has the fund issued senior securities?
[  ] Yes [  ] No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18. Has the fund distributed all of its assets to the fund's shareholders?
[  ] Yes [X] No
If No,
(a) How many shareholders does the fund have as of the date this form is filed? None.
(b) Describe the relationship of each remaining shareholder to the fund: N/A
19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[  ] Yes [X] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III. Assets and Liabilities
20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[X] Yes [  ] No
If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: The Trust has retained cash in the amount of $4,392.
(b) Why has the fund retained the remaining assets? The Trust has retained cash to pay certain debts or liabilities of the Fund referenced in Item 21 of this Form N-8F.
(c) Will the remaining assets be invested in securities?
[  ] Yes [X] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[X] Yes [  ] No
If Yes,
(a) Describe the type and amount of each debt or other liability:
File storage and tax services, in the amounts of $2,250 and $2,000, respectively, as well as certain postage and delivery expenses in the amount of $142.
(b) How does the fund intend to pay these outstanding debts or other liabilities?
The Trust will pay for these with expense amounts accrued prior to the Fund's liquidation.
IV. Information About Event(s) Leading to Request For Deregistration
22. (a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $5,452
(ii) Accounting expenses: $546
(iii) Other expenses (list and identify separately):
Typesetting/EDGAR filing: $130
Blue Sky Termination: $1,090
(iv) Total expenses (sum of lines (i)-(iii) above): $7,218
(b) How were those expenses allocated? N/A
(c) Who paid those expenses?
Liquidation expenses were reimbursed by the Trust's Investment Adviser at the time of the Fund's Liquidation.
(d) How did the fund pay for unamortized expenses (if any)?
Unamortized expenses at Fund liquidation were reimbursed by the Trust's Investment Adviser.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[X] Yes [  ] No
If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
No notice or order has been issued by the Commission under Section 8(f) of the Investment Company Act of 1940, as amended. The Trust's initial application on Form N-8F was filed with the Commission on November 14, 2018, file number 811-03668.
V. Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[  ] Yes [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[  ] Yes [X] No
If Yes, describe the nature and extent of those activities:
VI. Mergers Only N/A
26. (a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger: 81 1-
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Wright Managed Income Trust, (ii) he is the Secretary of the Wright Managed Income Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F are true to the best of his knowledge, information, and belief.

(Signature)

/s/Gino Malaspina
Gino Malaspina
Secretary
Wright Managed Income Trust